UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38876

ATIF Holdings Limited

(Translation of registrant’s name into English)

420 GODDARD

IRVINE, CA 92618

308-888-8888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Regained Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, on June 30, 2025, ATIF Holdings Limited (the “Company”) received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based on the closing bid price of the Company’s ordinary shares, par value $0.001 per share (the “Ordinary Shares”), for the 30 consecutive business days from May 15, 2025 to June 27, 2025, the Company was not in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2). On August 22, 2025, the Company was notified by Nasdaq that Nasdaq has determined that for the 10 consecutive business days from August 8, 2025, through August 21, 2025, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Thus, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq considers this matter closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2025	ATIF Holdings Limited

	By:	/s/ Dr. Kamran Khan
	Name:	Dr. Kamran Khan
	Title:	Chief Executive Officer

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